

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 16, 2008

Via U.S. Mail and Fax (949) 252-2190

Ms. Denise Deng
Chief Financial Officer
Largo Vista Group, Ltd.
4570 Campus Drive
Newport Beach, CA 92660

>   **Re:**   **Largo Vista Group, Ltd.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Filed April 14, 2008**
>   **File No. 0-30426**

Dear Ms. Deng:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief